Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
LuchuTaoyuan County
Taiwan

February 7, 2011

VIA EDGAR

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Omphalos, Corp. Form 10-K for the Fiscal Year ended December 31, 2009 Filed March 30, 2010 Form 10-Q for the Fiscal Quarter ended June 30, 2010 File No. 001-14053

Dear Mr. Jaramillo:

The following are responses of Omphalos Corporation (the “Company”) to the corresponding numbered comments in the January 31, 2011 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended Form 10-K for the fiscal year ended December 31, 2009, and amended Form 10-Q for the quarter ended June 30, 2010, within 10 business days after the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed in our prior response dated December 22, 2010).

Form 10-K for the Fiscal Year Ended December 31, 2009

Overview of Business, page 4

1.	We note your response to prior comment 1. Please confirm that you will revise future filings to include the substance of your response to comment 5 of our letter dated November 30, 2010.

Response:
This will confirm that we will revise future filings to include the substance of our response to comment 5 of your letter dated November 30, 2011, as follows:

“The Company serves as third-party reseller, and supplies a wide range of equipment and parts including refurbished and modified reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. The Company also provides after sale services such as maintenance and repairs to its customers and sells parts for the equipment for that purpose.”

Item 5.  Market for Common Equity…, page 12

2.
We note your response to prior comment 3 that you have paid dividends on your common stock in the past.  We also note your disclosure of dividend distributions in 2008 on page 30.  Please ensure that your future filings state the frequency and amount of any cash dividends declared on your common equity for the two most recent fiscal years.  See Regulation S-K Item 201(c).

Response:
This will confirm that our future filings will state the frequency and amount of any cash dividends declared on our common equity for the two most recent fiscal years.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Exhibit 32.2

3.
Please refer to prior comment 5.  We note your response to our comment that you will file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2010.  Please note we will review this amendment when filed.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that you have advised our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP, that we should prepare and file the Form 10-K/A for the fiscal year ended December 31, 2009, and Form 10-Q/A for the quarter ended June 20, 2010, incorporating the reponses to your comments.

Very truly yours,

/s/Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board